SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TOLL BROTHERS, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $27.24 PER SHARE
(TITLE OF CLASS OF SECURITIES)
NOT APPLICABLE
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOEL H. RASSMAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
TOLL BROTHERS, INC.
250 GIBRALTAR ROAD
HORSHAM, PA 19044
(215) 938-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
COPY TO:
DARRICK M. MIX, ESQUIRE
WOLFBLOCK LLP
1650 ARCH STREET, 22ND FLOOR
PHILADELPHIA, PA 19103-2097
(215) 977-2006

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$16,941,793	$665.81

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,635,725 shares of common stock of Toll Brothers, Inc. having an aggregate value of $16,941,793 as of June 5, 2008, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a lattice option valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1
☑ issuer tender offer subject to Rule 13e-4
☐ going private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EX-99.(A)(1)(I)
EX-99.(A)(1)(II)
EX-99.(A)(1)(III)
EX-99.(A)(1)(IV)
EX-99.(A)(1)(V)
EX-99.(A)(1)(VI)
EX-99.(A)(1)(VII)
EX-99.(A)(1)(VIII)
EX-99.(A)(1)(IX)
EX-99.(A)(1)(X)
EX-99.(A)(1)(XI)
Consent of Independent Registered Public Accounting Firm

Item 1. Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the Offering Memorandum, dated June 16, 2008 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the issuer is Toll Brothers, Inc., a Delaware corporation (“TBI” or the “Company”) and the address of its principal executive office is 250 Gibraltar Road, Horsham, PA 19044. The telephone number at that address is (215) 938-8000.
(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company, to its eligible employees (which excludes executive officers and directors, but includes officers other than executive officers) (“Eligible Employees”) to exchange certain stock options to purchase shares of its common stock, par value $0.01 per share, issued and outstanding under the Toll Brothers, Inc. Stock Incentive Plan (1998) (the”1998 Plan”) and the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) (the “2007 Plan,” and, together with the 1998 Plan, the “Plans”) with exercise prices equal to or greater than $27.24 per share (the “Eligible Options”) for replacement options issued under the Plans representing the right to purchase fewer shares at an exercise price equal to the closing price of the Company’s common stock on the New York Stock Exchange on the date of grant (the “Replacement Options”). Only Eligible Options that are outstanding on June 16, 2008, held by Eligible Employees during the entire period from and including June 16, 2008 through the date the Replacement Options are granted will be eligible to tender in the Offer. As of June 5, 2008, there were Eligible Options to purchase 2,635,725 shares of common stock outstanding.
The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.
(c) The information set forth in the Offering Memorandum under Section 6 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offering Memorandum is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) The information set forth in the Offering Memorandum under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Expiration Time”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”), Section 7 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Executive officers and directors of the Company are ineligible to participate in the Offer; all other officers of the Company are eligible to participate in the Offer. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) The information set forth in the Offering Memorandum under Section 2 (“Purpose of this Offer”) is incorporated herein by reference.
(b) The information set forth in the Offering Memorandum under Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.
(c) Not Applicable.
Item 7. Source and Amount of Funds or Other Consideration.
(a) The information set forth in the Offering Memorandum under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.
(b) The information set forth in the Offering Memorandum under Section 7(“Conditions of this Offer”) is incorporated herein by reference.
(d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.
(b) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) and in Schedule A of the Offering Memorandum is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
Not applicable.
Item 10. Financial Statements.
(a) The information set forth in the Offering Memorandum under Section 9 (“Information

Concerning Toll Brothers, Inc.”) and Section 16 (“Additional Information”), the information set forth in the Company’s Annual Report on Form 10-K for the year ended October 31, 2007 under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” and the information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2008 under Item 1 “Financial Statements” is incorporated herein by reference.
(b) Not applicable.
Item 11. Additional Information.
(a) The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Not applicable.
Item 12. Exhibits.

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated June 16, 2008.

(a)(1)(ii)*	Form of TBI Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Communication to Regional Presidents, Group Presidents, Division Presidents, Corporate Senior Vice Presidents and Selected Department Heads and Managers of Toll Brothers, Inc., dated June 16, 2008.

(a)(1)(iv)*	Communication to Eligible Toll Brothers, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around June 16, 2008.

(a)(1)(v)*	Communication to Eligible Toll Brothers, Inc. Employees from the Chief Executive Officer, to be delivered on or around June 16, 2008.

(a)(1)(vi)*	Highlights of the Toll Brothers Stock Option Exchange Program.

(a)(1)(vii)*	Form of Communication to Tendering Toll Brothers, Inc. Employees Confirming Receipt of TBI Stock Option Election Form.

(a)(1)(viii)*	Form of Replacement TBI Stock Option Exchange Program Election Form.

(a)(1)(ix)*	Reminder Communication to Eligible Toll Brothers, Inc. Employees, to be delivered on or about July 3, 2008.

(a)(1)(x)*	Second Reminder Communication to Eligible Toll Brothers, Inc. Employees, to be delivered on or about July 10, 2008.

(a)(1)(xi)*	Form of TBI Stock Option Exchange Program Election Confirmation Form to be delivered on or around July 18, 2008.

(a)(1)(xii)	Toll Brothers, Inc. Annual Report on Form 10-K for the period ended October 31, 2007, filed with the Securities and Exchange Commission on December 21, 2007 is hereby incorporated by reference.

(a)(1)(xiii)	Toll Brothers, Inc. Quarterly Report on Form 10-Q for the period ended April 30, 2008, filed with the Securities and Exchange Commission on June 6, 2008 is hereby incorporated by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for Toll Brothers, Inc.’s 2008 Annual Meeting of Stockholders held on March 12, 2008 is hereby incorporated by reference.

(a)(5)(ii)*	Consent of Independent Registered Public Accounting Firm.

(b)	Not applicable.

(d)(1)	Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 4 of the Toll Brothers, Inc. Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 25, 1998, File No. 333-57645.

(d)(2)	Amendment to the Toll Brothers, Inc. Stock Incentive Plan (1998), effective March 22, 2001, is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2001.

(d)(3)	Amendment to the Toll Brothers, Inc. Stock Incentive Plan (1998), effective December 12, 2007, is hereby incorporated by reference to Exhibit 10.12 of Toll Brothers, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007.

(d)(4)	Amendment to the Toll Brothers, Inc. Stock Incentive Plan (1998), effective as of December 12, 2007, is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008.

(d)(5)	Form of Incentive Stock Option Grant for Executive Officers pursuant to the Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.2 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

(d)(6)	Form of Non-Qualified Stock Option Grant for Executive Officers pursuant to the Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.3 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

(d)(7)	Form of Non-Qualified Stock Option Grant for Non-Employee Directors pursuant to Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

(d)(8)	Form of Stock Award Grant for Directors pursuant to Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.1 of Toll Brothers, Inc.’s Current Report on Form 8-K with the Securities and Exchange Commission on December 17, 2004.

(d)(9)	Form of Stock Award Grant for Individual Grantee pursuant to Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.1 of Toll Brothers, Inc.’s Current Report on Form 8-K with the Securities and Exchange Commission on April 8, 2005.

(d)(10)	Stock Award to Robert I. Toll pursuant to the Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2007.

(d)(11)	Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Addendum A to Toll Brothers, Inc.’s Definitive Proxy Statement on Schedule 14A for the Toll Brothers, Inc. 2007 Annual Meeting of Stockholders held on March 14, 2007.

(d)(12)	Amendment to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007), effective December 12, 2007, is hereby incorporated by reference to Exhibit 10.20 of Toll Brothers, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007.

(d)(13)	Amendment to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007), effective as of December 12, 2007, is hereby incorporated by reference to Exhibit 10.3 of Toll Brothers, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008.

(d)(14)	Form of Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.1 of Toll Brothers, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2007.

(d)(15)	Form of Addendum to Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.3 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2007.

(d)(16)	Form of Stock Award Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2007.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith
Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOLL BROTHERS, INC.
By:	Joseph R. Sicree
Joseph R. Sicree
Senior Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated June 16, 2008.

(a)(1)(ii)*	Form of TBI Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Communication to Regional Presidents, Group Presidents, Division Presidents, Corporate Senior Vice Presidents and Selected Department Heads and Managers of Toll Brothers, Inc., dated June 16, 2008.

(a)(1)(iv)*	Communication to Eligible Toll Brothers, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around June 16, 2008.

(a)(1)(v)*	Communication to Eligible Toll Brothers, Inc. Employees from the Chief Executive Officer, to be delivered on or around June 16, 2008.

(a)(1)(vi)*	Highlights of the Toll Brothers Stock Option Exchange Program.

(a)(1)(vii)*	Form of Communication to Tendering Toll Brothers, Inc. Employees Confirming Receipt of TBI Stock Option Election Form.

(a)(1)(viii)*	Form of Replacement TBI Stock Option Exchange Program Election Form.

(a)(1)(ix)*	Reminder Communication to Eligible Toll Brothers, Inc. Employees, to be delivered on or about July 3, 2008.

(a)(1)(x)*	Second Reminder Communication to Eligible Toll Brothers, Inc. Employees, to be delivered on or about July 10, 2008.

(a)(1)(xi)*	Form of TBI Stock Option Exchange Program Election Confirmation Form to be delivered on or around July 18, 2008.

(a)(1)(xii)	Toll Brothers, Inc. Annual Report on Form 10-K for the period ended October 31, 2007, filed with the Securities and Exchange Commission on December 21, 2007 is hereby incorporated by reference.

(a)(1)(xiii)	Toll Brothers, Inc. Quarterly Report on Form 10-Q for the period ended April 30, 2008, filed with the Securities and Exchange Commission on June 6, 2008 is hereby incorporated by reference.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for Toll Brothers, Inc.’s 2008 Annual

Meeting of Stockholders held on March 12, 2008 is hereby incorporated by reference.

(a)(5)(ii)*	Consent of Independent Registered Public Accounting Firm

(b)	Not applicable.

(d)(1)	Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 4 of the Toll Brothers, Inc. Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 25, 1998, File No. 333-57645.

(d)(2)	Amendment to the Toll Brothers, Inc. Stock Incentive Plan (1998), effective March 22, 2001, is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2001.

(d)(3)	Amendment to the Toll Brothers, Inc. Stock Incentive Plan (1998), effective December 12, 2007, is hereby incorporated by reference to Exhibit 10.12 of Toll Brothers, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007.

(d)(4)	Amendment to the Toll Brothers, Inc. Stock Incentive Plan (1998), effective as of December 12, 2007, is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008.

(d)(5)	Form of Incentive Stock Option Grant for Executive Officers pursuant to the Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.2 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

(d)(6)	Form of Non-Qualified Stock Option Grant for Executive Officers pursuant to the Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.3 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

(d)(7)	Form of Non-Qualified Stock Option Grant for Non-Employee Directors pursuant to Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

(d)(8)	Form of Stock Award Grant for Directors pursuant to Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.1 of Toll Brothers, Inc.’s Current Report on Form 8-K with the Securities and Exchange Commission on December 17, 2004.

(d)(9)	Form of Stock Award Grant for Individual Grantee pursuant to Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.1 of Toll Brothers, Inc.’s Current Report on Form 8-K with the Securities and Exchange Commission on April 8, 2005.

(d)(10)	Stock Award to Robert I. Toll pursuant to the Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2007.

(d)(11)	Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Addendum A to Toll Brothers, Inc.’s Definitive Proxy Statement on Schedule 14A for the Toll Brothers, Inc. 2007 Annual Meeting of Stockholders held on March 14, 2007.

(d)(12)	Amendment to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007), effective December 12, 2007, is hereby incorporated by reference to Exhibit 10.20 of Toll Brothers, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007.

(d)(13)	Amendment to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007), effective as of December 12, 2007, is hereby incorporated by reference to Exhibit 10.3 of Toll Brothers, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008.

(d)(14)	Form of Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.1 of Toll Brothers, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2007.

(d)(15)	Form of Addendum to Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.3 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2007.

(d)(16)	Form of Stock Award Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2007.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith